UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

February 8, 2013

To whom it may concern:

Company Name: Mizuho Financial Group, Inc.

Representative: Yasuhiro Sato President & CEO

Head Office: 2–5–1 Marunouchi Chiyoda–ku, Tokyo

(Code Number: 8411 TSE•OSE 1st Sec.)

Company Name: Mizuho Bank, Ltd.

Representative: Takashi Tsukamoto President & CEO

Head Office: 1–1–5 Uchisaiwaicho Chiyoda–ku, Tokyo

Company Name: Mizuho Corporate Bank, Ltd.

Representative: Yasuhiro Sato President & CEO

Head Office: 1–3–3 Marunouchi Chiyoda–ku, Tokyo

Determination of Representative Director, etc. of Mizuho Corporate Bank, Ltd. after Merger with Mizuho Bank, Ltd.

Mizuho Financial Group, Inc. (President & CEO: Yasuhiro Sato) (“MHFG”), Mizuho Bank, Ltd. (President & CEO: Takashi Tsukamoto) (“MHBK”) and Mizuho Corporate Bank, Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”) announced on November 14, 2011 in the release titled “Memorandum of Understanding on Merger between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.” that MHBK and MHCB plan to conduct a merger (the “Merger”) by around the end of the first half of fiscal year 2013, on the assumption that filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries. MHFG, MHBK and MHCB also announced on March 30, 2012 in the release titled “Determination of Effective Date of Merger between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.” that they determined that the effective date of the Merger (the “Scheduled Date of the Merger”) shall be July 1, 2013.

MHFG, MHBK and MHCB hereby announce that they have determined, at their respective meetings of the board of directors held today, a representative director and a director of MHCB, which is the surviving company in absorption-type of merger and the trade name of which is scheduled to be changed to “ Mizuho Bank, Ltd.” on the Scheduled Date of the Merger, shall be as follows as of the Scheduled Date of the Merger. Such determination is based on the assumption that the resolution of the MHCB’s general shareholders meeting and the resolution of the MHCB’s board of directors to be held on July 1, 2013, the Scheduled Date of the Merger, will have been made and that filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries.

1. Representative Director as of July 1, 2013

Name	New Title	Current Title	Other positions
Mr. Yasuhiro Sato	President & CEO (representative director)	President & CEO (representative director)	President & CEO (representative director) of MHFG

2. Director as of July 1, 2013

Name	New Title	Current Title	Other positions
Mr. Takashi Tsukamoto	Chairman	President & CEO (representative director) of MHBK	Chairman of MHFG

Except for the aforementioned determination of a representative director and a director on the Scheduled Date of the Merger, there is no change from the announcements dated on November 14, 2011 and March 30, 2012. The management structure and management personnel, etc., except for the aforementioned representative director and director, that will be put in place after the Merger will be announced as soon as they are determined.

Tel: +81-(0)3-5224-2026
Public Relations Office
Corporate Communications
Mizuho Financial Group, Inc.